Exhibit 16.1

February 27, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We refer to the Form 8-K, dated February 14, 2020, filed with the Securities and Exchange Commission on February 21, 2020 (the “Form 8-K”), by Glory Star New Media Group Holdings Limited (the “Registrant”). Marcum Bernstein & Pinchuk LLP (“MBP” or “we” or “our”, as the context requires) has read the statements made by the Registrant under the heading Previous Independent Registered Public Accounting Firm included in Item 2.01, Form 10 Information, Changes in Certifying Accountant, of the Form 8-K, disclosing the dismissal of our firm as the independent registered public accounting firm of Glory Star New Media Group Limited (“Glory Star New Media”). Except as disclosed below, we agree with the statements concerning MBP in the Form 8-K; we are not in a position to agree or disagree with other statements of the Registrant or Glory Star New Media (collectively, “Glory Star”) contained therein.

Prior to the filing of the Form 8-K, MBP discussed with Glory Star the scope of the subsequent event procedures that MBP would perform in order for the Registrant to incorporate by reference in the Form 8-K the report of MBP on the audited financial statements of Glory Star New Media as at December 31, 2018 and December 31, 2017 and for the fiscal years then ended (the “Audit Report”). On multiple occasions prior to the filing of the Form 8-K, MBP informed Glory Star of MBP’s need to perform subsequent event procedures, including our review of the most recent interim financial data of Glory Star New Media, and such other procedures that we considered necessary under applicable professional standards and MBP’s audit policies and procedures, prior to Glory Star’s incorporating by reference the Audit Report into the Form 8-K. At the time, there had been no disagreement between MBP and Glory Star as to the scope and procedures of such review by MBP. However, as a result of the impact of the coronavirus on business in China and the government-imposed quarantines and travel bans, access to the information necessary for MBP to complete our required procedures was not possible. MBP informed Glory Star accordingly. Because MBP has been and is currently unable to complete such review procedures, MBP explicitly informed Glory Star that MBP did not authorize the incorporation by reference of the Audit Report in the Form 8-K, and instructed Glory Star not to reference the Audit Report in its filing. Notwithstanding our explicit requests not to do so, Glory Star incorporated by reference our Audit Report into the Form 8-K without our authorization.

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumbp.com

On February 21, 2020, the date of filing of the Form 8-K, Glory Star New Media terminated the engagement of MBP as its auditor. As a result of our termination and the continued restrictions imposed by the government of China due to the coronavirus, MBP has been, and continues to be, unable to complete the necessary subsequent event procedures. MBP does not have sufficient information to determine whether or not we would have consented at the time of the filing, or whether or not we could consent at the date of this letter, to having our Audit Report incorporated by reference in the Registrant’s Form 8-K,.

Very truly yours,

Marcum Bernstein & Pinchuk LLP